Filed by Dragoneer Growth Opportunities Corp. II Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Dragoneer Growth Opportunities Corp. II Commission File No. 001-39709 Date: December 3, 2021 Investor Broadcast December 2021

Disclaimers and Other Important Information Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Papay Topco, Inc. (“Cvent”) and Dragoneer Growth Opportunities Corp. II (“Dragoneer”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No person has been authorized to make any statement concerning Dragoneer or Cvent other than as will be set forth in the offering materials related to the Potential Business Combination, and neither Dragoneer nor Cvent takes any responsibility for any such information. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Dragoneer, Cvent or any of their respective subsidiaries, stockholders, members, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Dragoneer nor Cvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Dragoneer, Cvent or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cvent, Dragoneer or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Cvent, Dragoneer and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary before making an investment or voting decision. Statements other than historical facts, including but not limited to those concerning (i) the Potential Business Combination, (ii) market conditions or (iii) trends, consumer or customer preferences or other similar concepts with respect to Dragoneer, Cvent or the Potential Business Combination, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Dragoneer and the applicable Companies or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Dragoneer’s and Cvent's operations were selected by Dragoneer and Cvent on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Dragoneer’s and Cvent's businesses, are incomplete, and are not necessarily indicative of Dragoneer’s and Companies’ performance or overall operations. There can be no assurance that historical trends will continue. Forward-Looking Statements This Presentation contains certain forward-looking statements, including statements regarding the benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Cvent and the markets in which it operates, and Cvent’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Potential Business Combination, (ii) the outcome of any legal proceedings that may be instituted against Dragoneer, the combined company or others following the announcement of the Potential Business Combination and any definitive agreements with respect thereto, (iii) the inability to complete the Potential Business Combination due to the failure to obtain approval of the shareholders of Dragoneer, to obtain financing to complete the Potential Business Combination or to satisfy other conditions to closing, (iv) changes to the proposed structure of the Potential Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Potential Business Combination, (v) the ability to meet stock exchange listing standards following the consummation of the Potential Business Combination, (vi) the risk that the Potential Business Combination disrupts current plans and operations of Cvent as a result of the announcement and consummation of the Potential Business Combination, (vii) the ability to recognize the anticipated benefits of the Potential Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (viii) costs related to the Potential Business Combination, (ix) changes in applicable laws or regulations, (x) the possibility that Cvent may be adversely affected by other economic, business, and/or competitive factors, (xi) estimates of expenses and profitability, (xii) the impact on Cvent’s operations and financial condition from the effects of the current COVID-19 pandemic, (xiii) Cvent’s ability to attract and retain new customers, (xiv) Cvent’s ability to maintain and expand relationships with hotels and venues, (xv) the impact of a data breach or other security incident involving Cvent’s or its customers’ confidential or personal information stored in Cvent’s or its third-party service providers’ systems, (xvi) risks associated with indemnity provisions in some of Cvent’s agreements, (xvii) the competitiveness of the market in which Cvent operates, (xviii) the impact of a disruption of Cvent’s operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which Cvent relies, (xix) Cvent’s ability to renew agreements with and sell additional solutions to its customers, (xx) the impact of declines or disruptions in the demand for events and meetings, (xxi) Cvent’s history of losses and ability to achieve profitability in the future, and (xxii) and uncertainties set forth in the section entitled “Summary Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Dragoneer’s Annual Report on Form 10-K for the period ended December 31, 2020 and other risks included under the title “Summary Risk Factors” on page 36 hereof other risks. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the documents filed by Dragoneer from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section in the registration statement on Form S-4 and the proxy statement included therein (the “Registration Statement”) that Dragoneer filed relating to the Potential Business Combination and the “Risk Factors” section of other documents that Dragoneer files with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Dragoneer and Cvent assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Dragoneer nor Cvent gives any assurance that either Dragoneer or Cvent, respectively, will achieve its expectations.

Non-GAAP Financial Terms Some of the projected financial information and data contained in this Presentation, such as Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Margin, and Adjusted Free Cash Flow Margin have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Cvent and Dragoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. Cvent’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Cvent and Dragoneer believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Cvent’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Cvent does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cvent’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Cvent and certain businesses acquired by Cvent that are presented in the Registration Statement filed with the SEC, and not rely on any single financial measure to evaluate Cvent’s business. A reconciliation of forecasted or projected non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Cvent is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures. A reconciliation of historical Non-GAAP financial measures to the most directly comparable GAAP financial measure can be found at the end of this Presentation.Unless otherwise specified, all Cvent financial information herein is presented on a pro forma basis. Trademarks This Presentation contains trademarks, service marks, tradenames and copyrights of Cvent, Dragoneer and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Dragoneer or Cvent will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future. No Offer or Solicitation This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information In connection with the Business Combination, Dragoneer has filed with the SEC the Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this Presentation and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Participants in the Solicitation Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Dragoneer Investment Group Overview

DRAGONEER INVESTMENT GROUP

Companies

- Focus on **backing exceptional growth businesses** with **sustainable differentiation** and **superior economic models**
- **Opportunistically invest** in both private and public companies **across industries and geographies**, with a particular focus on **software and internet businesses**

People

- **Top talent** who have demonstrated a **pattern of excellence**
- Led by co-founder and Managing Partner, **Marc Stad**, and co-founder and COO, **Pat Robertson**
- **7 partners** supported **by a team of over 40**

Capital Base

- **>$17 billion** in total assets under management
- **Long-duration capital** from the **highest quality partners**, including endowments and foundations, sovereign wealth funds, pensions, and institutional family offices
- Hybrid **evergreen fund** and **private equity funds**

The Dragoneer Approach

Deeply Analytical Team	Preservation of Capital	Focus on Growth Companies	Flexible + Opportunistic Approach

Best-in-Class SPAC Board of Directors with Several Years of Operating and Governance Experience Spanning Wide-Ranging Sectors

Sarah J. Friar
CEO of Nextdoor

David Ossip
Chairman and CEO of Ceridian
(~$13bn market cap)

Gokul Rajaram
Product Executive at DoorDash
(~$46bn market cap)

Jay Simons
Former President of Atlassian
(~$54bn market cap)

1. Not representative of all companies in which Dragoneer entities have invested; other investments have not necessarily performed similarly.

Cvent and Dragoneer: A Partnership of Excellence

Cvent is a category defining SaaS company benefiting from network effects. Cvent is the product leader in a large and growing TAM. The Company has a long history of growth and profitability and is well positioned for a post-COVID world and continued digitization of the events space.

	What Dragoneer Looks for in a Company	What Dragoneer Found in Cvent
1	Market leader in a large and growing TAM	Pioneered the events management space and leads the large & growing category, which is in the early innings of a long-term digitization trend accelerated by COVID
2	Growth	Rapid adoption of virtual and hybrid strategies offers new growth vector in a post-COVID world as customers look for a comprehensive platform to consolidate their event tech stack
3	Delivers significant and unique value to customers	Mission critical software platform that drives strong revenue expansion and cost efficiencies for its customers, leading to a delighted and growing customer base including 51% of F500
4	Strong economic model	Highly recurring revenue model serving blue-chip customers with long-standing relationships, leading to historical 108% net dollar retention[1] with 70%+ Adj. Gross Margin[2] and proven bottom line profitability
5	World class management team	Highly regarded and cohesive team led by founder Reggie Aggarwal, the Company's CEO for the past 20+ years; ~12 years of average tenure together
6	Competitive differentiation that increases with scale	Network effects between event spaces and event planners; broad footprint of event planners who are experienced users of Cvent and prefer to use a single platform vs. fragmented point solutions; significant S&M, R&D and customer service scale benefits
7	Proven R&D engine with an exciting product roadmap	Significant investments in R&D have created a culture of innovation that has consistently developed products to solve customer needs and paved the way for a long runway of growth

1. As of December 31, 2019. As of December 31, 2020, net dollar retention rate was 89%. We do not believe the 2020 net dollar retention rate is representative of our typical net dollar retention rate due to the global COVID-19 pandemic. 2019 net dollar retention calculated by dividing 2019 revenue by the 2018 revenue for the same set of customers.
2. Adjusted Gross Margin and Adjusted EBITDA Margin are non-GAAP metrics. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, and Adjusted Gross Margin to GAAP Gross Margin, its most directly comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted Gross Margin were 78% and 72%, respectively, and 2020 and 2019 Adjusted EBITDA Margin were 26% and 20%, respectively.

What Customers Are Saying About Cvent “We did overall registration, push notifications, “We'd rate [Cvent] a 5/5 on satisfaction…it offers a lot of communications, agenda, conference updates, seating charts, “What stood out during this process was your willingness to features we need, we use everything from invitations to sponsor branding and next year ticket sales through Cvent. listen, react, discuss ideas, and the implementation of [our] reporting to registration to attendees surveys to mobile app. We'd rate a 5/5 on satisfaction, we're very happy with them, online vision. In my mind that is what makes your team It's a portable solution for an event in a box. They meet all our they have the full suite of capabilities and customer service is partners and not just another vendor.” needs.” solid.” NATIONAL EDUCATION ASSOCIATION FINANCIAL SERVICES FIRM NON-PROFIT ORGANIZATION “Cvent’s virtual product allows you to schedule appointments “I cannot say enough good things about Cvent. They were “The event last week was a complete success. This is the with other attendees, personalize schedule, and hold 1:1 extremely responsive, well organized, handled the build… and third virtual event we have hosted and the third software we meetings…attendee list and gamification are being did it in half the time they said they needed. [Their] support have used. [Cvent] was by far the easier to work with and we added...Cvent right now is best positioned for hybrid, with throughout our entire conference both in the sessions and had the least… complaints and the highest number of virtual attendee hub, mobile app, and registration all in same working in the background… They are the reason [our event] attendees.” place.” went so smoothly...” FINANCIAL SERVICES ORGANIZATION GLOBAL MANAGEMENT CONSULTING FIRM LARGE PUBLIC UNIVERSITY

Attractive Valuation Represents a Compelling Entry Point

- Enterprise Value of $5.3Bn, representing 8.5x and 6.9x CY2022E and CY2023 revenue of $623MM and $763MM, respectively
- SPAC and PIPE proceeds utilized to pay down existing debt and fund cash for general corporate purposes
- Dragoneer Growth Opportunities II SPAC does not have any warrants

($MM, unless otherwise noted)

Sources [1]	
Rollover Equity	$4,468
SPAC Cash in Trust	276
PIPE & Dragoneer FPA	525
Total Sources	**5,269**

Uses [1]	
Cash Proceeds to Cvent Balance Sheet	$153
Equity Consideration to Cvent Existing Investors	4,468
Debt Paydown	583
Estimated Transaction Expenses	65
Total Uses	**5,269**

Pro Forma Capitalization [2][3]	
Share Price	$10.00
Pro Forma Shares Outstanding	534.5
Equity Value	5,345
(+) Debt	200
(-) Cash	(245)
Aggregate Value	**5,300**

Illustrative Pro Forma Ownership [2]



PIPE & Dragoneer FPA Investors, 10%
Public Entity Sponsor Shares, 1%
Public Entity Public Shares, 5%
Existing Cvent Investors, 84%

Note:
1. Represents sources and uses and pro forma capitalization at illustrative transaction enterprise value of $5.30Bn enterprise value; excludes sponsor promote of $77MM
2. 534.5MM pro forma shares include 446.8MM shares of rollover equity for existing Cvent holders, 27.6MM SPAC public shares, 7.7MM SPAC sponsor shares, and 52.5MM PIPE investors & Dragoneer FPA shares
3. Based on pre-transaction 3/31/21 debt and cash balances of $783MM and $92MM, respectively

Going From Public to Private to Public From 2013 to 2019, Cvent Transformed from a Small Fast-Growth Company to a Fast-Growing Company Operating at Scale 2016 - 2019 2013 2016 ~Q4 2021 • Lanyon Merged into Cvent Go Public Again via Taken Private by Went Public on NYSE • Invested Heavily in R&D & Built New SPAC with Dragoneer Vista Equity Partners Platform Investment Group • ~Tripled Revenue • ~Doubled Headcount

Platform Expansion While Private with Vista Developed a Number of New Products and Features to Extend Platform KEY In Person Events Virtual Events NO BOX: Any Event Delivery Mode

2016 Public Company[1] vs. Cvent Pre Pandemic[2]

Transformative Scale
Adj. Revenue ($M)


~$198M
~$572M
Public
Pre-Pandemic

Transformative Scale
Adj. EBITDA ($M)


~$33M
~$110M
Public
Pre-Pandemic

Customer Reach
 # Customer


~16K
~25k
Public
Pre-Pandemic

Global Scale
Employee Count


~2K
~4K
Public
Pre-Pandemic

Fast Growing Company, Operating at Scale

1: As of March 31, 2016
2: As of December 31, 2019. Cvent does not believe that 2020 and 2021 financial metrics are representative of the business due to the effects of COVID-19.

Cvent at a Glance

1999
Year Founded

2013
Listed on NYSE
(2013 – 2016)

$1Tn [1] / 24% [2]
Total Global Event Spend / Share of Marketing Budgets

$~30Bn
Total Addressable Market[3]

Multi-Tenant SaaS Platform
with 70%+
Adj. Gross Margin[4]

$514.7MM
2021 Forecasted Revenue[5]

22%
2022/2023 Revenue Growth Projections

$69MM[6]
In Attendee Hub (Virtual Event Platform) Bookings

~ 21,000
Customers[7]

Positive
Adjusted EBITDA and Adjusted FCF Margins[8]

(1) Events Industry Council Global Economic Significance of Business Events (2018)
(2) Forrester Research Cvent Thought Leadership Study: Data Review (2021)
(3) Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)
(4) Adj. Gross Margin is a non-GAAP metric. Please find a reconciliation of Adj. Gross Margin to GAAP Gross Margin, its most directly comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted Gross Margin were 78% and 72%, respectively.
(5) Represents midpoint of revised FY 2021 Revenue Guidance issued on November 8, 2021
(6) Represents bookings from September 2020 to June 2021
(7) As of September 30, 2021
(8) Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP metrics. Please find a reconciliation of Adjusted EBITDA to Net Income (Loss), its most directly comparable GAAP metric, and Adjusted Free Cash Flow to Net Cash Provided by (Used in) Operating Activities, its most comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted EBITDA Margin were 26% and 20%, respectively, and 2020 and 2019 Adjusted Free Cash Flow Margins were 4% and 5%, respectively.

Cvent Adjusted Revenue Projections Consistent, Long Term, and Accelerating Growth (1) Adjusted Revenue ($MM) Delivered consistent and profitable 22% growth from 2005 to 2019 900 CAGR 800 763 700 37% COVID-19 global pandemic proved the 623 CAGR 572 resilience and durability of our SaaS 600 514 subscription model & multi-year 499 481 500 contracts 415 400 300 231 Positioned to benefit from digitization of 188 200 event technology industry 100 0 Virtual and Hybrid Events 2015 2016 2017 2018 2019 2020 2021(E) 2022(E) 2023(E) are catalyst for the business that didn’t exist In-Person Virtual In Person + Virtual + Hybrid pre-COVID 1 Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix.

Investment Thesis (1) 1 We have a TAM of ~$30 Billion 2 We are a market leader in meetings & events software 3 We have a leading cloud-based platform for virtual, in-person, and hybrid events We believe we are poised to be a significant beneficiary of the digitization of our industry 4 that COVID accelerated (1) Frost & Sullivan Events Technology Global TAM for 2021/2022

$1 Trillion Global Spend On (1) BUSINESS MEETINGS & EVENTS (1): Events Industry Council Global Economic Significance of Business Events (2018); includes spending to plan and produce business events, business events-related travel, and other direct spending, such as spending by exhibitors

Meetings and Events: Foundational to Enterprise Spend Enterprises & Organizations Manage, Organize, and Execute them Every Day of an enterprise’s total revenue (1) is spent on meetings and events (1): BTN Group Travel and Meetings Management Integrations (2014)

How Much Do Corporations Spend on Meetings? 51% of Fortune 500 are Customers Fortune 100 Fortune 500 Fortune 100 Financial Pharmaceutical Consulting Firm Institution Company $48B $42.5B $37.2B Total Revenue Total Revenue Total Revenue ~3% ~2% ~2% $1.4B $850M $740M Est. Meeting Spend Est. Meeting Spend Est. Meeting Spend Source: Management estimates based on direct customer conversations; percentages calculated by dividing the estimated meeting spend by the total revenue

Meetings and Events Drive Customer & Prospect Engagement 74% 24% Of marketers agreed that events were their most Events represent 24% of a corporation's average B2B (1) (1) important demand generation tactic marketing program budget (1): Forrester Research Cvent Thought Leadership Study: Data Review (2021)

Digitizing the Event Industry: Cvent’s Virtual Attendee Hub Virtual & hybrid event initiatives represents one of the largest product investments in Cvent history Delivered Virtual Attendee Hub in approximately five months leveraging a significant part of our 1,100 person tech staff Fully Integrated and built within Cvent’s industry leading Event Management and Marketing Platform Built to deliver an engaging, immersive, interactive virtual experience for attendees

Virtual-Related Bookings Multiple Cvent Modules Are Needed to Execute and Produce Virtual Events Virtual Module Exhibitor Speaker MarTech 1:1 Mobile Event Streaming & Appointments Mgmt Mgmt Integrations App Registration Virtual Engagement (1) $69M ~$266M (2) in Virtual-Related Bookings (1): As of June 30, 2021 (2): TTM as of June 30, 2021

New Growth Vector: Virtual & Hybrid Events Virtual & Hybrid Events Represent a Large & Untapped Opportunity Virtual Bookings Growth ($M) $266 700%+ Growth $32 (2) (1) Pre Pandemic Virtual ACV Bookings Pandemic Virtual ACV Bookings (1): TTM as of December 31, 2019 (2): TTM as of June 30, 2021

Event Delivery Models Have Different Advantages Cvent’s Platform Enables Event Planners to Plan, Manage, and Execute On Almost Any Event Delivery Model Virtual Hybrid In-Person Bigger Audience Combines the Best of Highest Levels of Engagement & More Leads Virtual & In-Person New Event Landscape

Bigger Transformation Is Around the Corner Hybrid Events are a Powerful Combination of Virtual & In-Person Hybrid events are complex to organize & execute Delivering two different but consistent experiences requires a platform Cvent’s market leading event Virtual Hybrid In-Person management platform and Virtual Attendee Hub give event organizers a single integrated platform to host and deliver their virtual, hybrid, and in-person events Cvent End to End Platform

1 Event Technology Spend By Delivery Model Virtual Hybrid In-Person 27% 26% 46% (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 Platform Overview 6 Finance

Virtual and Hybrid Trends The New Event Landscape Has Caused 3 Fundamental Shifts in the Meetings & Events Industry More More More Event Registrations/At Events Technology tendees Broader reach Lower cost to host Technology platform is now More accessible Proven ROI the venue

The Digital Transformation of the Event Industry Has Created a Large and Untapped Total Addressable Market $29.5B (1) Global Spend on Meetings & Events Software (Today) $4.1B $25.4B Hospitality Event Cloud Cloud (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)

More Event Technology A physical venue is to in person events, as a technology platform is to Virtual Technology virtual events is Now…. the Venue Virtual events require a technology platform to run successfully

More Events Case Study: A US Based Association Using Virtual Attendee Hub $3.5M+ $350K ~10x ACV Post-COVID ACV Pre-COVID Pre-COVID During COVID Results • Used Cvent for in-person events • Contracted for 1,000+ events with • Cut thousands of hours on manual 500K+ more registrations tasks • Engaged with more members than ever before

Attendee Hub as a Customer Impact Multiplier (1) 500+ Current Cvent Customers Have Substantially Increased Their Spend With Cvent $463k $663k $410k $86k $293k $343k 5.5x 2.4x 10.7x 12.0x 2.4x 20.2x Public Technology Fortune 500 National Lawn Europe’s Largest Top 10 Leading Investment Consulting Global Industrial Care Service Manufacturer of International Media Company Corporation Manufacturer Company Home Appliances Law Firm $249k $215k $179k $114k $90k $47k 6.3x 59.6x 8.6x 9.5x 4.2x 3.5x Fortune 500 Middle East Enterprise Public Public Japanese Payment Services Insurance Branch of Big 4 Software Landscaping Multinational Provider for U.S. Provider Company Accounting Firm Equipment Conglomerate Higher Education Manufacturer Institutions Corporate (1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend.

Attendee Hub as a Customer Impact Multiplier (1) 500+ Current Cvent Customers Have Substantially Increased Their Spend With Cvent Higher Education $623k $127k $359k $197k $53k $67k $52k 2.1x 4.3x 27.9x 3.6x 2.0x 7.5x 44.9x Real Estate National IT Medical Canadian Top 50 Public Middle East National Youth Investment Professionals Practitioner Medical Research Branch of U.S. Mentorship Trusts Association Nonprofit College University University Nonprofit Association $166k $123k $39k $43k $232k $36k $123k 15.7x 8.1x 15.7x 5.0x 4.2x 4.5x 3.9x Minority Leading Public Services National Government State Employee Australian Political Rep Banking Trade Charity Fraternity Banking Retirement Health Association Association Department Agency Regulation Agency Associations Nonprofits Government & Multinational (1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend.

(2) Cvent Customer Base: Ripe for Virtual & Hybrid Growth % Adoption of Virtual Module % of Install Base within Event Cloud Purchasing 11% 12% the Virtual Module 9% Virtual Module Not Purchased Yet 6% 88% 12% Virtual Module Purchased 2% Q3'20 Q4'20 Q1'21 Q2'21 YTD Q2’21 Within those 1,300 customers, 500+ more than doubled As of June 30, 2021, 12% or 1,300 of our install base have (1) their spend and the average increased their spend by purchased the virtual product; our virtual product went live 60%, when compared to their pre-pandemic spend to customers in September 2020, so we are still in the early innings of this upsell opportunity Within those 1,300, we’ve only captured a small portion of their potential virtual event spend and we believe there is room to capture more than the 60% average increase in spend already experienced (1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend. (2): Q2’21 numbers are preliminary and may change during accounting month-end closing procedures

Virtual is Driving New Logo Acquisition 900+ new logos (1) Have Purchased Cvent’s Virtual Module (1) Since September 2020

Driver #2: Expansion within the Install Base

Large, Under-Penetrated Opportunity Within Existing Install Base


~$3.2B
~$2.7B Whitespace Opportunity
$514M
2021 Estimated Revenue(1)
Total Estimated TAM from Existing Customers(2)

This existing customer whitespace TAM reflects:

- Opportunity for wider licensing of solutions already in use
- Cross Sell/Upsell of new solutions

(1): 2021 Estimated Revenue is the midpoint of the revised guidance provided on November 8, 2021 Earnings Call
(2): TAM is estimated by applying Frost & Sullivan Size Band TAM to Cvent customer base as of June 30, 2021

Combining the 3 Fundamental Shifts in the Meetings Industry is a TAM Multiplier TAM Multiplier More More More Attendees Events Technology

Driver #1: New Logos Continuing to See Momentum in Q3’2021 New Logo Acquisition $900K $536K $900K $190K 3 Year Term 3 Year Term 3 Year Term 2 Year Term Global Marketing Association Global Consulting Firm State Transportation Agency American Racing Company $188K $185K $90K $145K 2 Year Term 2 Year Term 1 Year Term 1 Year Term Global Financial News Agency National Medical Association Landscape Architecture Firm US Government Contractor $1M $546K $183K $160K 3 Year Term 2 Year Term 1 Year Term 2 Year Term Public IT Service Division within a Publicly Large North American Multidisciplinary Scientific Management Company Traded Phama Company Industrial Supply Distributor Professional Organization All Numbers are Total Contract Value as of 9/30/2021

Driver #2: Expansion within the Install Base In-Person, Virtual, and Hybrid Events Continues to be True Customer Multiplier in Q3’2021 $408K $116K $72K $98K 2.4x 22.8x 11.5x 8.5x Large EdTech US Government National Psychiatric European Mathematics Corporation Agency Association Association $119K $85K $101K $54K 3.8x 5.9x 3.1x 3.0x Publicly Traded Cybersecurity Leading Distributor of Mid-Sized Public Private American Healthcare Software Company NY University Janitorial Supplies Supply Company $82K $73K $95K $63K 21x 3.2x 3.0x 3.8x Largest Accounting Firm Publicly Traded Multinational Publicly Traded Software New Mexico in Southern US Energy Corporation Company Non-Profit All numbers reflect the net increase in Annual Recurring Revenue for these specific customers from end of Q2’21 to end of Q3’21

Driver #3: Product Innovation Cvent Studio, a Major Leap Forward in Live Stream Production

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 How We Win 6 Finance

Cvent: The Early Years • Reggie founded a non-profit and was planning 20-30 events/year using manual processes • Founded Cvent in 1999 to alleviate the manual pain point associated with organizing events • Founded Cvent with savings and credit cards

Brian Dave Reggie Chuck • Quickly raised $17M and grew from 6 to 125 people • Sept 11 & DotCom meltdown hit… Cvent was on the verge of bankruptcy

Cvent 2005 – Present • Pivoted and profitable since Jan’05 • Cvent was a public company from August 2013 – November 2016 • Revenue Growth CAGR of 36% from 2005 to 2019

India: Cvent’s Secret Weapon 1,700+ Employees Innovation Dedicated to Constant Innovation Efficiency Significant Value Proposition 45 PROPRIETARY & CONFIDENTIAL: Do not distribute

Experienced Founder-Led Team With Track Record of Delivering Reggie Aggarwal David Quattrone Chuck Ghoorah Brian Ludwig Bharet Malhotra Billy Newman Grace Lee Founder and CEO Co-founder, Co-founder, President of Senior Vice President, Senior Vice President, Senior Vice President, Global Head and Vice Chief Technology Officer Worldwide Sales Event Cloud Sales Hospitality Cloud Sales Chief Financial Officer President, Human Resources and Marketing Kathleen Garcia Patrick Smith Stacey Fontenot Nitin Malhotra Pete Floros Anil Punyapu Lawrence Samuelson Senior Vice President, Chief Senior Vice President, Event Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Marketing Officer Cloud Marketing Corporate Development Product Management Hospitality Cloud Sales Enterprise Sales General Counsel 9 of 11 Original Leadership Seasoned Executive Team: Team Still With the Company 11.6 years Average Tenure at Cvent

Platform for Management of Full Event Lifecyle

Solving the Data Capture Challenge for Marketers Capture interest signals across each touchpoint and across all events VISITS EXHIBITOR BOOTH REGISTERS VIEWS EXHIBITOR LIST ATTENDS 1:1 ACCEPTS APPOINTMENT APPOINTMENT SESSION FEEDBACK ATTENDS PRODUCT DEMO LOGS IN Enga Enga Engagement Score gement Score gement Score Engagement Score SUBMITS POST EVENT ATTENDS ATTENDS 400 150 70 30 SURVEY KEYNOTE SESSION ASKS A WATCHES VIDEO OF ON-DEMAND QUESTION SESSION

Total Event Program (TEP) Total Event Program Delivery Model Internal Events External Events In-Person Events Companywide Conferences Field Customer Attend Virtual Events Sales Kickoff Customer User Road Shows Trade Shows Town Hall Success Hybrid Events Industry Seminars User Groups Industry Events Trainings Webinars Trainings Partner Holiday Party On-Demand VIP CVENT PLATFORM

Competitive Landscape for Cvent Virtual Attendee Hub We believe none match the value proposition of the Cvent Platform Video Conferencing Webinar Virtual Event Providers Providers Providers Weaknesses: Weaknesses: Weaknesses: • Video conferencing fatigue • Struggling to adopt to video-first • Weak registration capabilities • Disconnected, acquired solutions • Optimized for meetings, not events • Outdated engagement paradigms • No support for Total Events Program • Inability to support anything beyond • Immature integrations and APIs management simple single-session webinars • Limited ability to meet scale, security, • Limited MarTech integrations • Martech integrations offer little or no stability requirements of enterprise competitive advantage customers Limited Onsite Experience at Hybrid and In-Person Events

How We Monetize the Event Cloud

Sample Yearly Invoice
Customer A

Event Management	Annual Subscription Fee	$6,000	Ranges from $3 - $20K
	Per Registrant Fee @ $6 / per (4,000 Reg Commitment)	$24,000	$6 per reg is illustrative
	Total	*$30,000*	
Virtual Attendee Mobile App	Annual Subscription Fee	$2,000	Fee is typically $2K per year
	Per Registrant Fee @ $6 / per (4,000 Reg Commitment)	$24,000	$6 per reg is illustrative
	Total	*$26,000*	
Other Modules	LeadCapture, Appointments, Diagramming, Onsite Solutions, etc.	$20,000	Amount can depend on which modules are utilized
	Total	*$20,000*	
	Annual Contract Value	*$76,000*	
	Total Contract Value (3 Year Deal)	*$228,000*	

Standard Terms

- Contracts are sold on an upfront "sum-certain" basis with annual recurring minimums
- Registrations are use it or lose it
- Any registration overage beyond the contracted volume has a surcharge

Pre-Pandemic
(In-Person)

Event Management	$30K	$45K
Onsite Solutions	$15K	

1st Year Post-Pandemic
(Virtual Only)

Event Management	$35K	$60K
Attendee Hub + Mobile	$25K	

2nd Year Post-Pandemic
(Hybrid)

Event Management	$35K	$75K
Attendee Hub + Mobile	$25K	
Onsite Solutions	$15K

Cvent’s Hospitality Cloud is a Differentiator Cvent’s Platform Helps Planners Find the Perfect Venue for Events Cvent Supplier Network Solves the Pain Point of Sourcing Multiple Competitive Bids from Hotels for Event Space HYBRID EVENTS VIRTUAL EVENTS IN-PERSON EVENTS Cvent Virtual Attendee Hub Hotel Ballroom is the Venue And for hybrid, you need BOTH is the Venue

Breadth and Depth of Suppliers & Users is a True Market Differentiator Multibillion dollar network dedicated to hotels and venues that host meetings and events 281K 200+ Hotels & Venues Listed on Characteristics (1) (1) Cvent Supplier Network & Search Filters 39K 80K Direct Hotel Integrations with Active Planners (1) (1) with Hotel Systems on Cvent (1) As of June 30, 2021

Cvent Hospitality Cloud is Embedded in the Events Space Event Planners Source Billions of Dollars of Event Business Through Cvent’s Marketplace Value of In-Person Events Sourced Using Cvent Hospitality Cloud ($Billions) B $18.1 $16.0 $14.7 $13.2 $9.9 $8.8 $8.6 $6.8 $4.6 $3.3 $2.4 $0.6 $0.05 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

How We Monetize the Hospitality Cloud - Advertising • Advertising: Customers are charged a flat, fixed, up-front fee for annual rights to advertise through Cvent’s 4 DIAMOND platform • Advertising: price scales based on size of major metropolitan areas (e.g., Las 3 Vegas vs. Charlotte) and prominence of DIAMOND ad placement 61

How We Monetize Hospitality Cloud - Software Software Software Advertising Advertising Advertising 3D & Event Diagramming 2010 2015 2020 Software: Customers are charged a flat, fixed, up-front fee for annual rights to use Cvent’s hospitality software solutions. • Based on size of hotel (# of room keys or ballroom sq. ft.) Room Block Management

SaaS Platform with Network Effects Event Hospitality Cloud Cloud Hospitality Planners & Software platform for planning, Professionals Software platform for marketing, Marketers marketing and executing events managing, and measuring event business for hotels

Attractive Financial Profile Positions Cvent for Success 1 Formerly publicly traded company with track record of execution Highly predictable recurring revenue model with diversified customer base 2 Demonstrated ability to grow at scale and accelerate growth following past financial downturns 3 4 Scalable business model with opportunity for significant margin expansion

(1) Highly Predictable Recurring Revenue Model Multi – Year Deal Culture Further Increases Predictability Non-Recurring Recurring Revenue Revenue 8% 92% Recurring Professional Services/ Software Subscriptions Services and (3) (2) Other Transactions 8% 79% 13% Contracts 1 to 5 Years >50% Multi-Year Contracts (1) Percentages based on 2018/2019 averages – We do not believe the 2020 revenue breakdown is representative of our typical breakdown due to the global COVID-19 pandemic (2) Recurring services related to Onsite and Attendee Hub and payment transaction fees related to merchant services (3) One-time professional services and revenue from annual client conference

Highly Diversified and Engaged Customer Base ~21,000 108% 58% (1) (2) Customers Net Dollar Retention Rate Multi-Year Contracts as % of Total (3) Contracts Signed Annually <1% 49% 700+ Largest Customer as (2) (3) % Of Event Cloud Customers that Use More >$100k ARR Clients % of Cvent Revenue (1) than One Cvent Product (1) As of September 30, 2021 (2) As of December 31, 2019; As of December 31, 2020, net dollar retention rate was 89% and number of clients over $100k ARR was 666. We do not believe the 2020 net dollar retention rate and number of clients over $100k ARR are representative of our typical performance due to the global COVID-19 pandemic. 2019 net dollar retention calculated by dividing 2019 revenue by the 2018 revenue for the same set of customers. (3) For the year ended December 31, 2020

(1) Long-Term Track Record of Adjusted Revenue Growth Cvent Long-Term Performance Highlights Secular Growth Opportunity ($MM) $572 Vista Acquisition $481 & Lanyon Merger $415 Growth Re-Acceleration Following 2008 Financial Crisis $231 $188 $142 $111 $83 $61 $45 $32 $26 $19 $12 $8 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Total 55% 60% 37% 22% 42% 35% 37% 33% 28% 32% 23% 79% 16% (1) Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix. For the years 2005 to 2015, we did not adjust our revenue, and thus the graph represents GAAP revenue during those years. (2) Full year 2013 to 2015 (2016 excluded since Vista acquisition was announced in April 2016)

Fourth Quarter and Full Year 2021 Guidance Cvent Increasing Guidance Due to Strength of Q3 and Strong Business Momentum Fourth Quarter 2021 ($000’) Full Year 2021 ($000’) Previous Guidance Updated Guidance Previous Guidance Updated Guidance Revenue Amount $138.7 $139.9 to $141.1 $507.4 $514.1 to $515.3 YoY Growth 20.1% 21.1% to 22.2% 1.7% 3.1% to 3.3% (1) Adjusted EBITDA Amount n/a $21.8 to $22.7 $90.0 $92.7 to $93.6 Margin n/a 15.6% to 16.1% 17.7% 18.0% to 18.2% (1): The Company has not reconciled the Adjusted EBITDA forward-looking guidance included in this investor presentation to the most directly comparable GAAP measure because certain items are out of the Company’s control or cannot reasonably be predicted, as the items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation of forward-looking Adjusted EBITDA is not available without unreasonable effort.

Third Quarter 2021 Revenue Results Event Cloud Revenue Growth Spikes to 27% Revenue by Cloud (000’s) $134.1 13.1% $118.5 $92.5 27.2% $72.7 -9.2% $45.8 $41.6 Q3 2020 Q3 2021 Hospitality Cloud Event Cloud

Strong Return to YoY Revenue Growth Bouncing Off the Trough 22% 13% 12% Q1 2020 Q2 2020 Q3 2020 4Q 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021E -2% -9% -16% -20% -26% FIRST GROWTH COVID IMPACT QUARTER SINCE STARTS COVID

Continuing to See Business Metrics Recovering Net Dollar Retention Rising Net Dollar Retention Rate 108% 90% 89% 85% 84% 2019 2020 Q1 2021 Q2 2021 Q3 2021

Continuing to See Business Metrics Recovering Record Number of Customers with Over $100K ARR Number of Clients with >$100k ARR 819 764 722 719 666 2019 2020 Q1 2021 Q2 2021 Q3 2021

Adjusted EBITDA and Free Cash Flow Free Cash Flow Increases Significantly Despite Investments for Growth (1) (2) Adjusted EBITDA Margin Free Cash Flow Before Interest Payments 30.5% $21.9 17.5% $5.2 3Q 2020 3Q 2021 3Q 2020 3Q 2021 Reasons for Increase: Reasons for Decrease: § Strong client cash collections § Investing for growth – virtual and hybrid opportunity § Bookings growth § 2020 not representative given extreme cost saving measures taken in response to COVID (1) Adjusted EBITDA Margin is a non-GAAP metric. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, § Year-to-date 2021 margin (18.9%) consistent with pre-COVID 2019 its most directly comparable GAAP metric, in the appendix. Benefits from the impact of capitalized software - ~8% of revenue (19.0%) (1) Free cash flow excludes interest payments made on long-term debt since they are not related to the operations of the business.

Attractive Financial Model – Balancing Growth with Profitability (1)(2) Adjusted EBITDA Margin 26.0% 19.7% 17.8% 17.7% 16.5% 2019 2020 2021E 2022E 2023E (1) Benefits from the impact of capitalized software - ~8% of revenue (2) Adjusted EBITDA Margin is a non-GAAP metric. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, in the appendix. We are not able to forecast Net Income (Loss) Margin on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP Net Income (Loss), and therefore have not provided a reconciliation of forward-looking Adjusted EBITDA Margin. Please see “Disclaimers and Other Important Information – Financial Information: Non-GAAP Financial Terms” for risks related to non-GAAP metrics.

Long-Term Modeling Guidance

	Long-Term Target
Adjusted Gross Margin[1] as % of Revenue	76% to 78%
Adjusted Sales & Marketing[1] as % of Revenue	17% to 19%
Adjusted Research & Development[1] as % of Revenue	12% to 14%
Adjusted General & Administrative[1] as % of Revenue	6% to 8%
Adjusted EBITDA Margin[1][2]	35% to 40%
Capital Expenditures as % of Revenue[3]	5% to 7%
Adjusted Free Cash Flow Margin[4][5]	20% to 25%

[1] These represent non-GAAP metrics. We are not able to forecast each line item's most directly comparable GAAP metric on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect each GAAP metric, and therefore have not provided a reconciliation of each long-term target. Please see "Disclaimers and Other Important Information – Financial Information: Non-GAAP Financial Terms" for risks related to non-GAAP metrics.

[2] Adjusted EBITDA Margin includes the benefit of capitalized software development costs (~6% of revenue).

[3] Capital expenditures consist primarily of capitalized software development costs.

[4] Adjusted Free Cash Flow Margin is a non-GAAP metric. Please see our disclaimer slide for risks related to non-GAAP metrics. Adjusted Free Cash Flow Margin assumes no cash increase or decrease from change in working capital and tax payments reflective of a ~30% effective tax rate.

[5] Cvent does not expect to be a federal income taxpayer over the next several years as a result of amortization of intangibles and NOL balance. Company currently has a $449 million gross ($94 million on a tax effected basis) U.S. federal net operating loss carryforward as of December 31, 2020. Adjusted free cash flow margin does not assume any debt service.

Attractive Valuation Represents a Compelling Entry Point CY2022E Revenue Growth CY2023E Revenue Growth %% Cvent Comparables 25.1% 24.1% 22.7% 22.5% Cvent Cvent Comparables Median Cvent Cvent Comparables Median CY2022E Adjusted EBITDA – CY2023E Adjusted EBITDA – Capitalized Software Margin Capitalized Software Margin %% 9.5% 9.3% 9.1% 8.0% Cvent Cvent Comparables Median Cvent Cvent Comparables Median Source: CapitalIQ Notes: 1. Market Data as of 11/26/2021

Attractive Valuation Represents a Compelling Entry Point CY2022E EV / Revenue CY2023E EV / Revenue x x Cvent Comparables 14.4x 11.7x 8.5x 6.9x Cvent Cvent Comparables Median Cvent Cvent Comparables Median Source: CapitalIQ Notes: 1. Market Data as of 11/26/2021

Attractive Valuation Represents a Compelling Entry Point (3) (3) CY2022E EV / Revenue / Growth CY2023E EV / Revenue / Growth x x Cvent Comparables Median: 0.51x Cvent Comparables Median: 0.62x 0.76x 0.82x 0.79x 0.62x 0.68x 0.66x 0.58x 0.65x 0.54x 0.60x 0.53x 0.49x 0.54x 0.48x 0.47x 0.50x 0.45x 0.35x 0.38x 0.31x 0.27x 0.23x HubSpot Sprout Dynatrace BlackLine Avalara Workday Qualtrics AppFolio RingCentral Cvent Zendesk HubSpot Sprout Qualtrics Avalara Dynatrace Workday AppFolio BlackLine RingCentral Cvent Zendesk Social Social Source: CapitalIQ Notes: 1. Market Data as of 11/26/2021 2. Cvent multiples based on enterprise value of $5,300MM 3. Represents EV / CY2022E and EV / CY2023E Revenue multiple divided by revenue growth in each respective year

Key Takeaways 1 A Market Leader (1) • ~$266M in Virtual Bookings • Virtual & Hybrid is a new vector of growth (2) • Our install base is ripe for virtual penetration; only 12% of install base has purchased the virtual module • Net Retention expected to grow to 115% in the next two years 2 Resilient & Durable Business Model • Compared to the same time period in 2019, bookings from Jan – June 2021 are only down <5% 3 Strength of One Cvent Platform: • Cvent’s platform supports nearly any type of in-person, virtual, and hybrid event • FLEX & Virtual Module are built on a new and modern tech stack • Hospitality Cloud is a true competitive differentiator (3) 4 TAM is ~$30B • Huge opportunity with expanding TAM and several key growth drivers (1): TTM as of June 30, 2021 for Bookings Associated with Virtual Events (2): As of June 30, 2021 (3):Frost & Sullivan Events Technology Global TAM for 2021/2022

Adjusted Revenue Reconciliation Three Months Ending June Years Ending December 31, 30 2016 2017 2018 2019 2020 2021 2021 Revenue $229,019 $404,281 $480,015 $567,604 $498,700 $507,345 $122,814 Adjustments: Impact of adjustments to acquired (1) unearned revenue 2,636 11,229 2,481 4,876 374 42 42 Adjusted Revenue $231,655 $415,511 $482,496 $572,480 $499,074 $507,387 $122,856 (1) Represents the impact of adjustments to acquired unearned revenue relating to services billed by an acquired company, including Cvent (related to Vista acquisition), QuickMobile, Social Tables, DoubleDutch and Wedding Spot, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.

Adjusted Gross Margin Reconciliation

	Years Ending December 31,		
	2018	2019	2020
Gross Profit	$314,834	$355,747	$322,450
Adjustments:			
Impact of adjustments to acquired unearned revenue[1]	2,481	4,876	374
Depreciation	5,276	5,788	5,504
Amortization of Software Development Costs	13,567	26,801	37,595
Intangible Asset Amortization	19,623	19,899	21,010
Stock-Based Compensation Expense	461	519	430
Restructuring Expenses[2]	130	103	790
Costs Related to Acquisitions[3]	45	92	19
Adjusted Gross Profit	**$356,417**	**$413,825**	**$388,172**
Adjusted Gross Margin:			
Revenue	$480,015	$567,604	$498,700
Adjusted Revenue	$482,496	$572,481	$499,075
Gross Margin	65.6%	62.7%	64.7%
Adjusted Gross Margin	73.9%	72.3%	77.8%

[1]Represents the impact of adjustments to acquired unearned revenue relating to services billed by an acquired company, including Cvent (related to Vista acquisition), QuickMobile, Social Tables, DoubleDutch and Wedding Spot, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management's estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.
[2]Restructuring costs includes costs associated with severance related to the global reduction in force that took place in May 2020 in response to the global COVID-19 pandemic, severance to employees of acquired entities, retention bonuses to employees of acquired entities, costs to discontinued use of a back-office system and closing of office space.
[3]Represents costs incurred in association with acquisition activity, including due diligence and post-acquisition earn out payments.

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation Year Ended December 31, Three Months Ended September 30, Nine Months Ended September 30, 2019 2021 2020 2021 2020 Adjusted EBITDA: Net loss $ (26,126) $ (14,375) $ (64,536) $ (67,082) $(91,761) Adjustments Interest expense 7,546 8,151 22,717 27,695 47,875 Amortization of deferred financing costs anddebt discount 3,836 938 948 2,823 2,852 Loss on divestitures, net - - - 9,634 - Other income, net (1,864) (461) (6,135) (1,919) 294 Provision for income taxes (6,013) 1,968 648 5,294 4,870 Depreciation 2,493 3,698 8,478 11,966 16,163 Amortization of software development costs 48,572 15,508 15,266 45,917 43,860 Intangible asset amortization 12,757 13,491 38,721 40,416 55,815 Stock-based compensation expense 8,387 4,879 16,811 14,557 18,833 Restructuring expense 1,212 2,634 1,777 6,568 3,230 Cost related to acquisitions 60 112 1,245 788 4,164 Otheritems 7,096 544 1,162 (2,256) 4,441 Adjusted EBITDA $ 98,646 $108,104 $ 23,423 $ 36,153 $ 70,856 Adjusted EBITDA Margin: Revenue $567,604 $ 134,058 $ 118,507 $ 374,159 $ 383,216 Net loss margin (16.2)% (19.5)% (12.1)% (17.2)% (17.5)% Adjusted EBITDA margin 19.0% 17.5% 30.5% 18.9% 25.7%

Adjusted Free Cash Flow Reconciliation Three Months Ended September 30, 2021 2020 Net Cash Provided by Operating Activities $25,960 $7,011 Adjustments: Purchase of Property and Equipment (786) (723) (10,823) (9,276) Capitalized Software Development Costs Interest Paid 7,540 8,151 Adjusted Free Cash Flow $21,891 $5,163

Summary Risk Factors This risk factors summary does not contain all of the information that may be important to you. Additional and more detailed risks, beyond those summarized below or discussed elsewhere in this Presentation, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate and will be disclosed in the registration statement and the proxy statement included herein that Dragoneer intends to file with the SEC relating to the potential Business Combination. Risks Relating to the Global COVID-19 Pandemic • The effects of the COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain. Risks Relating to Cvent’s Business and Industry Operational Risks • We are substantially dependent upon the addition of new customers and the continued growth of the market for our event marketing and management solutions. • Our Hospitality Cloud business depends on maintaining and expanding our relationships with hotels and venues. • Data published by third parties and internally generated data and assumptions may prove to be inaccurate. In particular, the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. • If the security of our or our customers’ confidential or personal information stored in our or our third- party service providers’ systems is breached or otherwise subjected to unauthorized access, our business could be materially and adversely affected, our reputation may be severely harmed and we may be exposed to liability. • We have indemnity provisions under our contracts with our customers, vendors, lessors, business partners and other parties, which could have a material adverse effect on our business. • We face significant competition from established and new companies offering event marketing and management software. • Disruption of our operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which we rely, could damage our reputation and result in credits to customers or a loss of users, which would harm our business and operating results. • Our business depends substantially on renewing agreements with existing customers and selling additional solutions to them. Any decline in—or failure to grow—our customer renewals or expansions would likely harm our future operating results. • We target large customers, and sales to these customers involve risks that may not be present or are present to a lesser extent with sales to smaller customers. Large customers often demand more configuration and integration services, or customized features and functions that we may not offer. Failure to secure new large customers, deepen our penetration of our large customer base or the loss of large customers would have an adverse effect on our annual recurring revenue, business and operating results. • Our net dollar retention rate may decline or fluctuate. • Our business is substantially dependent upon the continued strength of the market for on-demand software solutions. • If we lose access to third-party licenses, our software product development and production may be delayed or we may incur additional expense to modify our products or products in development. • If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business

Summary Risk Factors • We have experienced rapid growth and significant organizational change in recent periods and expect continued future growth, both organically and by acquisitions. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. • Failure to adequately expand our sales force will impede our growth. • In the past we have completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results. • Our long-term success depends, in part, on our ability to operate offices located outside of the United States, including India. • Our business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics. • We are dependent in part upon our relationships with our strategic partners to sustain the flow of RFPs through the Hospitality Cloud. • We rely on third-party mobile application platforms such as the Apple App Store and the Google Play Store to distribute our mobile applications. Our business will suffer if we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms are unavailable for a prolonged period of time. • We have experienced losses, both in 2020 and in prior years, and we may not achieve profitability in the future. • If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer. • Our sales cycle can be lengthy and unpredictable, which may cause our operating results to vary significantly. • We rely on the performance of highly skilled personnel, including senior management and our sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed. • Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed. • Seasonality may cause fluctuations in our revenue, sales, billings, cash flow, operating expenses and operating results. • If we fail to offer high-quality customer support, our business and reputation would suffer. • Our business could be adversely affected if our users are not satisfied with the deployment, training and support services provided by us and our partners. • The loss of one or more of our large enterprise customers could negatively affect our ability to market our platform. • Contractual disputes with our customers could be costly, time-consuming and harm our reputation. • We derive a substantial portion of our revenue with hoteliers and venues from advertising and any significant reduction in spending by advertisers on our platforms could harm our business. • If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer. • Our sales cycle can be lengthy and unpredictable, which may cause our operating results to vary significantly.

Summary Risk Factors • We may experience delays in product and service development, including delays beyond our control, which could prevent us from achieving our growth objectives and hurt our business. • Our onsite solutions present different risks than our cloud solutions. • If we do not or cannot maintain the compatibility of our solutions with third-party applications that our customers use in their businesses, demand for our solutions could decline. • Incorrect or difficulty with implementation of our software could result in customer dissatisfaction and negatively affect our business, financial condition, results of operations and growth prospects. • We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business. • Privacy concerns and end users’ acceptance of Internet behavior tracking may limit the applicability, use and adoption of our platform. • If Internet search engines’ methodologies are modified, our search engine optimization efforts are deficient or our search result page rankings decline for other reasons, participant engagement in our websites and online communities could decline. • We rely on third-party data center hosting facilities to deliver our platform to our customers, and any disruption in service from such third-party data center hosting facilities or material change to our arrangement with such providers could adversely affect our business. • If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed. • Economic and market conditions, particularly those affecting our customers, have harmed and may continue to harm our business.

Summary Risk Factors Legal and Regulatory Risks • We are subject to stringent U.S. and foreign data privacy and protection laws, rules, regulations, policies, industry standards and contractual obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business. • Federal, state and foreign laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our event marketing and management email solutions, limit our ability to market to prospective customers and impose financial penalties for noncompliance. • We are subject to the rules and regulations adopted by the payment card networks, such as Visa, MasterCard and American Express, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments. • Our intellectual property rights are valuable, and any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights in the United States and abroad could harm our business and operating results. • We have in the past been and may in the future be subject to claims by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights, which could result in significant costs and have a material adverse effect on our business, operating results and financial condition. • Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. • Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could have a negative impact on our business. • We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, including in the United States, and we could be obligated to pay additional taxes in various jurisdictions. • Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed by our customers through our service. • Economic conditions and regulatory changes resulting from the United Kingdom’s exit from the E.U. could adversely affect our business, financial condition and results of operations. Finance and Financial Reporting Risks • Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results and remaining performance obligations may not be accurate indicators of business activity within a period. • Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States. • Our ability to utilize our net operating loss carryforwards may be limited. • We are exposed to fluctuations in currency exchange rates. • Failure of our customers to pay the amounts owed to us, or to pay such amounts in a timely manner, may adversely affect our financial condition and operating results. • Impairment of goodwill and other intangible assets would result in a decrease in earnings.

Summary Risk Factors Risks Related to Our Indebtedness • Our existing indebtedness could adversely affect our business and growth prospects. • Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness. • We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. • The terms of the financing documents governing our Term Loan Facility restrict our current and future operations, particularly our ability to respond to changes or to take certain actions. • We may be unable to refinance our indebtedness. • A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital. • Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

Transcript Accompanying Presentation

Mr. Jensen:

We at Dragoneer are thrilled to be part of the team reintroducing Cvent to the public markets. I’ll give you a quick refresh on Dragoneer and our investment strategy:

The core tenant of our investment philosophy is to look for the most exceptional companies on earth and find a way to partner with them for the long term

What does exceptional mean to us? It’s really 3 things:

a)	First – companies with sustainable differentiation and deep durable moats

b)	Second - excellent economic models that create significant cash flow over time

c)	And third, but maybe most important – extraordinary management teams who have demonstrated an ability to build enduring franchises

By partnering with these companies, and holding on for a long time, we position ourselves for outsized upside potential, while limiting the risk of capital impairment. For the past decade, we have found these exceptional companies in both the public and private markets, including investments in marquee software businesses like Snowflake, Datadog, Twilio, UiPath, and Procore. Of the companies we’ve invested in privately, 38 have gone public, and now with our SPAC, we have the opportunity to leverage our experience at the intersection of private and public markets and partner with a clear market-leader led by a phenomenal management team. We’ve got a summary of our investment thesis laid out on this slide, but I want to take a second to talk through a few of the things that get us so excited about and why CVENT is a Dragoneer company:

a)	We have always had a strong bias to invest in SaaS businesses that are market leaders, which is exactly what we believe Cvent is in the event management software industry

b)

Cvent has spent two decades investing in innovation and customer-centricity, Cvent has developed sustainable differentiation with (i) a strong brand that is ubiquitous in the industry and (ii) powerful network effects between event planners & marketers on one end, and hospitality businesses, on the other

c)

There is a growing new business that is starting to move the needle for CVENT. Attendee Hub and related virtual and hybrid use cases represent an increasingly meaningful path for future growth. Customers that we spoke to indicate a strong preference to buy their virtual event solution from the same vendor who provides their in-person event solution. The same event planners will be doing both, and they prefer to use the same platform. As we emerge from COVID, we see an opportunity for events to move towards ‘hybrid’ offerings, utilizing a combination of in-person functionality and virtual functionality to support the same event. CVENT is prepared to serve those customers in virtual use cases.

d)

The company has a long history of sustained growth with profitability, with a highly recurring revenue model that delivered strong operating margins even in a pandemic year, demonstrating the resilience of the economic model.

e)

Lastly, but perhaps most importantly, over the past 6 months, we have spent countless hours with multiple layers of management. We can say without a doubt that the quality of the management team is among the best that we have ever seen, with a customer obsession and entrepreneurial spirit that permeates throughout the company. Mgmt’s tremendous execution over the last 18 months in building and rolling out the industry leading virtual product is a testament of the skill of this team.

We think CVENT being private for the last 5 years allowed the company to reinvest in building a foundation to drive growth over the next decade.

1.	Vista’s impact on the business has been an overwhelmingly positive

2.	Every stone that we’ve turned over as part of our diligence process has indicated that Vista has preferred investment in future growth vs near term cost savings. A few specific examples to call out:

a.

The investment in Flex. Which was a complete rebuild of CVENT’s core product pre-COVID on a best-in-class tech stack. Reggie will talk about it more, but this was an endeavor for the company. The fact that the Company invested in this platform enabled the pivot to virtual over the last 18 months.

b.

Investment in systems. During Vista’s ownership CVENT transitioned their ERP from Great Planes to the most recent cloud-based Oracle ERP. They have invested in best-in-class systems throughout the Company.

We also think it’s important to note this remains a founder led company with a deep leadership team. This is not a CEO that’s been put in to run the Company for a couple of years and bring it public. This is a team that is poised to drive growth for the next decade. We are making a significant investment as part of the transaction and we’ve done business diligence as part of the process. This includes talking to over 100 industry participants. And numerous sessions with different layers of CVENT’s management team. We did a phone survey to measure NPS of Cvent vs. competitors. In our phone survey, Cvent had the highest NPS score of any event tech company that we measured in our survey. This didn’t surprise us. We then broke out NPS specifically for CVENT’s virtual product. And what we found there did surprise us: CVENT had the highest NPS of any of the players in the virtual space that we measured in our survey including Hopin despite it being a relatively new product line for CVENT.

Cash sources for the transaction are to come from the SPAC trust account, Dragoneer’s own funds and PIPE proceeds. All cash will support the balance sheet by paying down debt or remaining as cash to support growth initiatives. No existing shareholder is selling a single share. We think it’s important to note that unlike most other SPACs, the SPAC that we are doing this with – Dragoneer Growth Opportunities Fund II – does not have any warrants, so we think the structure is extremely efficient from a dilution perspective and we think simplifies the go-forward story. With that, I’ll hand it to Reggie.

Quick refresher – Cvent was founded in 1999. We’re a SaaS company with an integrated live marketing and engagement platform that helps our customers manage their total event program. If you look at the hexagons in the middle, you can see that organizations use our software to plan & organize events, promote & market them to drive attendance, execute and deliver an engaging experience for virtual and in-person attendees. And finally, post event, we help nurture the leads generated at the event by taking all that event engagement data and integrating it into our customers MarTech stack in order to activate the sales & marketing team and to better understand their event ROI.

Mr. Aggarwal

Before I talk about our future, let’s talk about our journey from public to private and to public again. As you may recall, we were public between 2013 – 2016. During the time we were public, our biggest competitor and a leader in the space was a company called Lanyon, which was owned by Vista Equity Partners. Cvent was outperforming Lanyon in the marketplace and by 2015 we took a leadership position. Despite this, Vista still loved the space. So, they decided to double down, and they made an unsolicited bid for Cvent. In 2016, Vista took Cvent private and merged Lanyon into us, combining two of the market leading companies. It was a huge undertaking, but we were successful in merging Lanyon operations into Cvent and getting the full company back in growth mode…. one of the strategic goals of the integration was to ensure, we emerged as one unified platform with no overlapping products. In addition to building an entirely new comprehensive platform, we also transformed from a small fast-growth company to a fast-growing company operating at scale. We almost tripled our revenue, doubled our headcount, which includes growing our R&D from 600 to 1,200 and increased our customer and market penetration. And because of this scale across the entire business, we believe we were the global category leader. When we were public, we beat and raised all 11 quarters. We know the asymmetric damage when you don’t hit your numbers. And to give you further confidence, if you look at our 2021 numbers, by the end of June, we had over 90% of our revenue recognized or contracted. So, my CFO let’s me say “2021 numbers are in the bag”

It is also showed the deep dependency our customers had on our platform. Our revenue was only down 13%. And during that same period, we increased our adjusted EBITDA margin by 600 basis points. This combination of having a resilient model with the strong foundation that we built over the past 20 years, has helped turned those headwinds, into tailwinds, and now we’re back into growth mode. Now the most exciting part is, we believe we are at an inflection point, where the future of events isn’t just virtual, but a combination of virtual, in-person, and hybrid events. And Cvent is well positioned to win this market. As an investor, I think the key things for you to understand are:

1) We have a massive TAM of $30B. To be clear, this $30B TAM is just for business events. It doesn’t include sporting events, concerts, and other consumer like ticketing events.

2) We are a market leader

3) We have a powerful, modern, and integrated end-to-end platform for virtual, in-person, and hybrid events.

4) We are in a great position to disproportionately benefit from, the digitization going on in our industry

But most importantly, we’re an execution machine. We have grown for over 60 straight quarters, except during the pandemic.

The Meetings and events are a 1 trillion-dollar industry. When we were public, I used to tell investors… it’s the biggest industry you have never heard of. A typical organization spends 1-3% of their top line revenue on meetings and events. Here are some customer examples. This slide shows just 3 of our Fortune 500 customers that combined spent 3B dollars on meetings and events annually. One of those customers is a Fortune 500 pharma company with $40B in revenue, and they spend 2% of their topline revenue…. About $850M dollars, on meetings and events. We know the meeting spend of these 3 clients, because they’ve been directly confirmed by the customers

From the lens of a CMO… almost 75% of marketers believe that events are their most important demand generation tactic that they have, which is why, it’s not surprising that a typical B2B company,

spends about a quarter of their marketing budget on meetings & events. Probably, making it the largest category of marketing spend and probably the least digitized. And this is why we have such a large opportunity. We launched the new virtual platform by using it for the first time, to run our customer conference in August of 2020. Shortly after, our virtual product took off like a rocket ship. And here is the result… $266M in virtual related bookings in TTM. And what we are showing here are some of the modules needed to put on a virtual event. The big circle in the middle is the $70M module that represents the actual delivery or streaming of the virtual event. The small circles are the other modules such as event registration, event websites, and other virtual related products that are necessary to execute a virtual event. This next graph gives you a sense of how much our virtual related business has grown over the last 18 months. We grew from just $32M in 2019 to $266M in TTM

Two things I want you to remember:

1)	How fast we launched and grew our virtual product in 18 months

2)	How fast we pivoted our entire business to support virtual events

Now let’s talk about the new event landscape. I’ve been using these terms, so now let’s talk about the advantages of each …

Virtual events deliver incredible reach…. at a low cost

In-Person events, allows attendees to build deeper, stronger relationships and have higher engagement. Industry studies, and what we’ve seen, have shown engagement is 3x higher in in-person events

Hybrid, delivers the best of both worlds and allows the attendee to attend either virtually or in person

While a hybrid event gives a lot of flexibility to an attendee, it adds incredible complexity to the organizer. Delivering two different, but consistent experiences over one event, requires a sophisticated and powerful platform. So, when you combine our new and modern core platform with our brand-new virtual solution, we believe it’s going to be very difficult to compete with us post COVID. According to Frost & Sullivan about 45% of technology spend will be for in-person events, and the remaining 55% will be split between virtual & hybrid. What is clear is that every organization is going to have to deliver all 3 models because that’s how their attendees want to engage with them. This will be the modern live engagement channel for marketers, and it needs to be on one platform. Now let’s talk about how virtual & hybrid events have dramatically expanded our TAM. This expanded TAM is being driven by 3 fundamental shifts:

First, More Attendees – we’ve already talked about how virtual events attracts more attendees.

Second, More Events – because virtual events are lower in cost to host… and lower in cost to attend,

it naturally leads to a higher number of events being organized.

Finally, more event technology – whether you are doing a virtual or hybrid event,

You just simply can’t have your event without an event technology platform. When you combine these 3 fundamental shifts with the accelerated digital transformation going on in our industry, it’s not surprising that our TAM is $30B. $4B is Hospitality Cloud and $26B is Event Cloud. So, if you recall, companies spend a trillion dollars on meetings and events annually.

This number is likely to go down a little, because less people are going to be traveling to in-person events. However, because of the rise of virtual and hybrid, and the need for a fully and comprehensive event platform, a larger portion of an organizations meeting, and event spend will be on event technology. Let’s see how this translates to bookings. One of our clients is a US based association that pre-covid, spent over $350K a year with us. We know them well … they have 400 employees: they’ve been a customer for several of years. And so pre-covid, we estimated the TAM of the account was $700K. And our share of wallet, as I mentioned was $350K. So not bad, we had about 50% penetration into the account. Fast forward today, they bought Cvent’s virtual product, and they’ve grown their contract with us from over $350K to over $3.5M, and they have room to grow another $3 to $4 million. I want this to sink in – who would have thought that an association with 400 employees could spend $6-7M a year on event software? This shows you how much our industry is changing. But this is not an isolated example… We literally have hundreds of customers that have already more than doubled their spend with us, and we’re just at the early stages of adoption.

Here are a few examples from our corporate customers ….

And we’re seeing the same thing with our non-corporate customers.

This TAM multiplier is happening now. And it’s only going to accelerate when hybrid events become mainstream, over the next three to five years we believe it’s going to be virtually all of our customers and prospects.

This next slide is a very important slide and talks about the attachment rate of our virtual product to our install base. So, we have about 11K event cloud customers, as you can see here on the left graph, about 1,200 or 11% of them have bought our virtual product. Out of these 1,200 customers, their average spend increased by 60%. So, there is plenty of room to continue to grow. Here’s an example: imagine a customer spent 50K on Cvent pre COVID, when they bought our virtual module, we increased their spend on Cvent by 60% to $80K. We believe there is plenty of room to continue to grow that 80K. In addition to the 1,200 of our current customers that have purchased our virtual module, over 900+ brand new logos have also purchased it.

Now in terms of the whitespace opportunity across our entire technology platform. When we apply the same methodology that Frost & Sullivan used when sizing our TAM, we arrive at a $2.7B billion opportunity across both of our clouds. In addition to using the Frost & Sullivan methodology, operationally, we also measure our share of wallet by calculating the TAM for each customer account individually. We feel confident that even if we never added another new logo, we see $2.7B of incremental opportunity within our existing client base.

To sum it up, when you combine these 3 trends: more attendees, more events, and more technology,

you get a multiplier effect. You aren’t just incrementally expanding the TAM; you are multiplying the TAM.

Let me pivot for a second. Not sure you are aware, but we just had our Q3 earnings call a couple weeks ago. And I wanted to talk about the accelerated growth that we saw. The first driver was new logos. We had hundreds of new logo wins representing nearly every type of organization. And more importantly, a majority of them continue to be multi-year deals. Because our clients have confidence that our platform has the flexibility to meet their needs, no matter what the mix of in-person, virtual, and hybrid events are in the future. The second driver was expanding & upselling our existing customer base.

We saw two key trends. First, Virtual is still an important growth driver & many customers are still buying it but what’s more exciting is almost all the customers on the screen didn’t just buy virtual, but they also bought in-person modules such as lead scoring, lead capture, appointments, session tracking, and contact less check in. Second, our deep integration into the MarTech stack is helping drive higher adoption of our platform because our customers are nurturing and analyzing more event data than ever.

For example, at Cvent’s hybrid customer conference in August we collected 750K engagement points from our customers and prospects. You need a sophisticated event technology platform to leverage this valuable data. The last growth driver I want to talk about is product innovation. We recently announced a major leap forward in live stream production with the release of our Cvent Studio product. As you can see, Cvent Studio is a web-based solution that enables marketers and planners to produce broadcast quality content, that brings together virtual speakers with their in-person or virtual audience. Imagine producing a CNN like experience from your personal laptop, rather than using a multi-million-dollar production studio. This product has really given the meeting planner or marketer an opportunity to become a creator & producer of high-quality videos. Hopefully, I’ve now got you excited about our space and our accelerating momentum

Now I want to talk to you about why, we’ve earned the right to win.

I founded the company in 1999. It was a classic start up story. I founded a non-profit organization, and I was organizing 20-30 events per year while working full time as a corporate lawyer. I was essentially the Secretary, the Event Planner, and the Executive Director and my tools were outlook, excel, and yellow sticky notes….. and boy was it painful. So, I did what any good entrepreneur does… I simply found a pain point, which was organizing events, and I created the aspirin – that was Cvent. So, we quickly raised $17m and grew from 6 to 125 people in 1 year. Then 8 or 9 months later, the perfect storm hit... The dotcom meltdown, Sept 11thand reality hit. We had blown through $16.6m out of that $17m and we grew a big fat $1.5m dollar revenue company. We were on the verge of bankruptcy. So we had 400K in the bank, and we had 1.5M in revenue. So, the only thing we could do to reduce expenses was, to cut 80% of our team, so we went from 125 to 26 employees so we could survive. It was an extremely difficult time for the company over the next several years, but this when the cvent culture was formed. Fortunately, we turned it around because 9 of the 11 original management team, stuck by me and the company, and by the way, those people are still with us today. We turned profitable a few years later.

I think it’s important for me to note that we essentially did not raise any additional outside capital between 2002 until we went public in 2013. Instead, with that 400K in the bank and 1.5M in revenue we grew organically until we went public. So, we built this business the old fashion way, through grit, hard work, & passion. It’s in our DNA to know how to scale a business…. and do it profitably. One of our secret weapons to grow profitability is our India office. We have over 1,700 dedicated and passionate employees in India. India is our second headquarters because we’ve replicated every single division and sub-division there. We have a saying at Cvent: We went to India for cost, we stayed in India for value, and We’re now investing in India for innovation. And we plan to continue to grow it aggressively because it’s a huge competitive advantage. One of our secret weapons to grow profitability is our India office. We have over 1,700 dedicated and passionate employees in India. India is our second headquarters because we’ve replicated every single division and sub-division there. We have a saying at Cvent: We went to India for cost, we stayed in India for value, and We’re now investing in India for innovation. And we plan to continue to grow it aggressively because it’s a huge competitive advantage

If there’s one thing I’ve learned over the past 22 years, is that the DNA of your company is your people.

And our leadership team is 300 strong, we have been developing them over the last 20 years and we believe they are the most experienced and entrepreneurial team in the industry.

Now I’ll pass it over to Chuck.

Mr. Ghoorah:

I’ll cover our products, marketplace positioning, and how we price—unit economics. I know you’ve seen this image before, but I am going to take us a layer deeper. Each of the spokes coming of the center wheel have 50-150 features. Organizers can purchase 1-2 modules or the ENTIRE platform. We sell it both ways.

Engagement is central to the value proposition of events. Our platform generates an attendee engagement score across all virtual and in-person interactions that sales and marketing departments use to build pipeline. For example, at our own Cvent Connect user conference, we collected 750,000 engagement points that we used to score leads and send to Sales. This intelligence moves events from tactical to strategic in the minds of executives.

Cvent is that System of Record for nearly ALL events. internal or external; small or large; simple or complex; recurring or once a year; domestic or global. Not only do we manage nearly every TYPE of event, but we also handle every delivery MODEL including… On-Demand – think “Netflix” for events.

First as you can hopefully tell we continue to make major leaps and advancements in our virtual modules. When you look at our total platform where we’ve been building in-person tools for 20 years, we are really positioned well. Now from a high-level competitive position, most of the virtual-first companies are just partial solutions because they don’t support in-person or hybrid events. We believe we have been the in-person category leader for many years. Additionally, they also don’t offer much attendee engagement, they don’t support the full event lifecycle, and they can’t power the Total Event Program. Lastly, they lack even basic enterprise features such as sourcing, procurement, budgeting, and workflow. Now let me drill into more detail of the three categories of virtual competitors.

First, there are Video Conferencing providers. These solutions are for basic virtual meetings. As you know, an engaging virtual event should not look like the last internal meeting they just left. This is where video conferencing vendors fall short. People are expecting that CNN type broadcasting experience coupled with the engagement tools that will help keep them interested in the content. And, once again, they also don’t support in-person and hybrid events and lack most of the basic enterprise features I just mentioned.

Well in terms of webinar providers, they often have aging technology and have struggled to offer engaging, video-first formats demanded today. They are still stuck with a talking head over a PowerPoint. In addition, they too don’t support in-person or hybrid events and they only address one virtual event use case, webinars. They don’t have the functionality to do the complex virtual events. And just like the video conference providers they lack the basic enterprise features needed across your total event program.

Finally- Virtual Event point solutions. First off, they lack deep registration capabilities. Second, they are a PINO: A Platform in Name Only because some of these companies went on an acquisition spending spree with little integration of all that they bought.

When event processes don’t work together, it can lead to poor user experiences and data silos.

Now, let’s talk Event Cloud pricing starting with the Event Management module. There are just two moving parts.

•	Part 1: An annual license fee between $3,000 and $20,000.

•

Part 2: A price per registrant on a sliding scale based on committed volume. For example, if a customer commits to 4,000 registrations per year, we may charge them $6 per registrant or $24K. Add in the annual license fee from Part 1 – let’s call it $6K – this becomes a $30K annual commitment. Just for the event management module.

Of note, our standard contract terms are “SUM CERTAIN” and NOT pay as you go like some other competitors offer, which hurt them during the pandemic. This model provides certainty and strong revenue visibility especially because we have a strong focus on selling Multi Year deals. Our Virtual Attendee Hub is priced with the same two moving parts. In this example, $26K, which effectively let us almost double the annual contract value of this deal – as Reggie shared many examples with you earlier.

It’s important to note that when we launched the Virtual Attendee Hub, it was in the height of pandemic and there weren’t in-person events happening. Now — as in-person returns and hybrid events proliferate, we’ve dropped the word “Virtual” and just call it “Attendee Hub” because this module is about live engagement. For example, any attendee – whether virtual or in person — can come back and watch sessions on demand through the Hub; the Hub is also our event mobile app moving forward, which is needed for many in person events. This means that EVEN for just in-person events, a customer will now often buy BOTH the Event Management module and the Attendee Hub module to get all the benefits embedded within the Attendee Hub, effectively giving us, in this example, $12 per registrant vs just the $6 per reg we would have been paid in the past. I’ll share an example in just a moment of how our uplift has changed pre-pandemic to today. With many other modules to sell, this could easily take this customer’s ACV over $76K — and with well over half of our deals as multiyear agreements — a 3-year deal could be worth $228k in Total Contract Value. Let me give you a before and after example that we see with some of our customers. Pre-pandemic, when we predominantly powered just in-person events, this customer would likely license Event Management and Onsite Solutions for check-in kiosks and session attendance tracking. That would be $30K plus $15K, for $45K annually. Then the pandemic hit, events went fully virtual, and two things may have happened with respect to our licenses – first, the customer no longer needed Onsite Solutions, but they replaced it with the Virtual Attendee Hub. So $15K gone, and $25K added in. Second, the event management license often went up due to more registrations for virtual versus in-person. So modestly, $30K in Event Management License went up to $35K, often more than that. So now we are at $60K total, and sizably up from the $45K we got pre-pandemic. Then in the 2nd year post-pandemic (i.e., right now), the hybrid event model gains more traction for all the reasons we’ve articulated earlier. From a license standpoint, that means Onsite Solutions returns, bringing the total license from $60K up to $75K. As we can see, in this example, the pandemic, which has sped up the need for virtual and hybrid events, has increased our ACV.

Now I’ll talk about one final differentiator for our platform: our multi-billion-dollar marketplace called the Cvent Supplier Network or CSN. It connects event planners to hotels and venues when planners need to book event space. CSN is like BOOKING.COM, but for hotel events business. When meeting in person, you obviously need physical space like ballrooms and sleeping rooms. An important Stat for you: Planners spend over $125B per year on hotel sleeping rooms and tens of billions more on food and beverage and AV. Contracting for event space has historically been very manual and sub-optimal for both the buyer and the hotel.

We’ve digitized this process with over 280,000 hotels and venues with RICH content –up to 200 characteristics per hotel. Our biggest differentiator is the volume of events business coursing through the network. Event planners sent through $18B of event business Request for Proposals (or RFPs) in 2019. Even in the pandemic—when no one could physically meet—$9B worth of RFPs still flowed through CSN. In addition to ADVERTISING, we also sell SOFTWARE to the hotels on an annual subscription. So, after the CSN helps hotels MARKET their venue, our software helps them MANAGE and MEASURE their event business like creating 3D renderings of their ballrooms. To sum up our business….We are a platform WITH Network Effects. You get BOTH with Cvent. Those who owns the left side (where the buyers are—which we’ve done with the Event Cloud) can interest those hotel suppliers on the right side….this is what creates the network flywheel. And with billions of dollars of liquidity flowing through this marketplace, this a strategic differentiator at scale that we believe others can’t match. Now let me pass it to Billy.

Mr. Newman:

Thanks Chuck. There are four key reasons why we believe Cvent is positioned for financial success as a publicly traded company – our management team’s prior experience of running Cvent as a public company when we beat and raised all eleven quarters, we were public, our revenue model, the business model’s history of growth and its ability to scale for significant margin expansion. So, let’s go a little deeper into these characteristics. Over 90% of our revenue is recurring, with almost 80% coming from software subscriptions. This recurring revenue model, predominantly ratable revenue recognition and our multi-year deal culture – slightly less than 60% of the customer contracts we sign each year are multi-year contracts – make the business highly predictable and provide excellent financial visibility. Here’s a quick glance at our business – our customer base is large and diversified, and we’ve shown the ability to land and expand the relationships with our customers. Now, there’s a lot of data on this slide, so I want to focus your attention on the two numbers shaded in orange. First, 30%—when Cvent was public, we grew by 30%. Second, 22%—that’s the rate the core Cvent business, excluding acquisitions and Lanyon, was growing between 2017 and 2019, and this was despite management having to focus on the Lanyon integration, and without that distraction, we believe the core Cvent business would have grown by more than 22%. Now, after the announcement of Vista’s acquisition of Cvent in April 2016, our growth slowed for two reasons – first, the uncertainty the combination of Cvent and Lanyon created for our customer prospects and existing customers created a headwind to our growth in 2016 and 2017. Second and more importantly, our growth rate declined because Lanyon was a declining $130M business when we were combined with them. Despite this, the overall business, Cvent plus Lanyon, grew by approximately 20% in 2019, and was poised to grow in the low 20 percent range moving forward because the Lanyon integration was behind us. So, when you think about our top line forecast for 2022 and 2023, which calls for approximately 22% growth, we believe the COVID bounce back alone will effectively get us to that growth rate since the business was on a trajectory to grow at a similar rate pre-COVID. Layer on top of that the impact of the new growth vector created by virtual and hybrid events, and you can see why we feel our forecast has the appropriate level of conservatism.

And we’re already seeing this play out in our Q4 guidance. As a result of the strong business momentum, we saw in Q3, we increased our revenue and adjusted EBITDA guidance for Q4 and full year 2021. Q4 revenue growth guidance was increased from 20.1% to 21.7% at the mid-point, so as you can see, we’re already approaching the growth rates we’ve forecasted for 2022 and 2023. Full year growth is now expected to be 3.2% at the mid-point, compared to our prior guidance of 1.7%. We also increased our full-year 2021 adjusted EBITDA guidance because of the increased revenue expectations, and we now expect adjusted EBITDA margin to be 18.1% at the mid-point, compared to our prior guidance of 17.7%

So, let’s dive into the strong business momentum we saw in the third quarter. Q3 total revenue grew by 13% and we beat our guidance by $4.7 million, or 3.6%. Event Cloud revenue grew by 27% fueled by strong momentum across the event platform, including the Virtual Attendee Hub, core Event Management and onsite solutions as in-person meetings slowly begin to return despite the lingering impact of the delta variant. Hospitality Cloud revenue declined by 9% but is showing signs of recovery as the rate of decline continues to fall – Hospitality Cloud revenue was down 29% in Q1 and 23% in Q2. What we’re most excited about in Q3 is our strong return to revenue growth after five COVID impacted quarters. Thanks to our quick pivot to virtual, revenue growth has steadily moved in the positive direction since it bottomed out in Q4 of 2020, and we now expect to exit the year with 22% growth in Q4 as I just mentioned

And we’re seeing the same positive trend in our key operating metrics, so let’s look at two of them. Net dollar retention rate continues to recover from the low point it hit in Q1 of this year. This recovery is being driven by the Event Cloud, where we’re seeing strong traction for the Virtual Attendee Hub within our existing client base. Once the Hospitality Cloud really starts to recover, we believe this metric will bounce back to pre-pandemic levels and increasing above those levels to approximately 115% in the future, and here’s why: First, our updated event management platform, Flex, will increase upsells and retention rates. Second, the addition of the virtual element to our software platform will create more cross-sell opportunities. Third, the multiplier effect Reggie discussed – more event attendees, more events and more technology used at events. And fourth, the need to use one platform that serves as the single source of truth for all event types, virtual, in-person and hybrid, will increase our client retention. The same trend is apparent for the number of clients with over $100 thousand in annual recurring revenue. We hit a record number for the second quarter in a row thanks to the success we’re seeing with selling the Virtual Attendee Hub into our existing client base.

This is a positive sign for the business since the net dollar retention rate of clients with more than $100 thousand in ARR is demonstrably higher than those with less than $100 thousand in ARR. Turning to profitability, adjusted EBITDA margin in Q3 was down relative to the prior year due to the investments for growth we started to make in late 2020 as a result of the business beginning to recover. Additionally, the Q3 2020 margin benefits from the extreme steps we took to cut costs in response to COVID. A more representative compare would be year-to-date 2021 versus the pre-pandemic full year of 2019, year-to-date 2021 adjusted EBITDA margin is 18.9%, and full year 2019 was 19.0%, despite the drop in margin in Q3, our free cash flow before debt interest payments was significantly higher than the prior year due to strong client cash collections and the bookings growth we’ve seen since the beginning of the year. Turning to profitability, adjusted EBITDA margin in Q3 was down relative to the prior year due to the investments for growth we started to make in late 2020 as a result of the business beginning to recover. Additionally, the Q3 2020 margin benefits from the extreme steps we took to cut costs in response to COVID. A more representative compare would be year-to-date 2021 versus the pre-pandemic full year of 2019, year-to-date 2021 adjusted EBITDA margin is 18.9%, and full year 2019 was 19.0%,

Despite the drop in margin in Q3, our free cash flow before debt interest payments was significantly higher than the prior year due to strong client cash collections and the bookings growth we’ve seen since the beginning of the year. Looking at our adjusted EBITDA forecast for 2021 to 2023……

In 2021, margin is dropping since we are investing in the business to support the return to revenue growth we’re seeing. The continued drop from 21 to 22 is a conscious decision by management to continue to invest in sales and marketing and especially R&D to double-down on the opportunity created by virtual and hybrid events. And by the end of 2022, we believe we’ll be in position to dial back investment and begin to expand margin. On a longer-term basis, here is what we think is achievable in terms of profitability. Keep in mind our adjusted EBITDA margin has been above 25% in two of the past four years – in 2017 and 2020, showing the business can operate at higher margins. Now, these targets assume a steady-state revenue growth rate – think 10 to 12 percent – not the high growth rate we’re assuming for the next several years given the huge greenfield opportunity ahead of us.

So, the margin improvement you see is due to the economies of scale created by the higher top-line we’ll have in the future and the significantly lower investment to support a 10 to 12 percent growth rate business. At the end of the day, we have always run our business with a balanced approach to revenue growth and margin based on what the current situation calls for, and you saw this when we increased our adjusted EBITDA margin by 600 basis points in 2020. This ability to adapt the business to the needs of the day and our proven track record of being good stewards of capital is what gives us confidence that these margins are achievable longer-term.

With that, I’ll turn it back over to Reggie.

Mr. Aggarwal:

As we wrap up the presentation, there are 3 numbers I want to you remember: $266M. That’s our TTM virtual bookings, which is up from 32M from 2019. virtual and hybrid are powerful new vectors of growth. The number 1. We believe that event planners & marketers are looking for one single source of truth. And they are looking for one platform that can handle the complexity. That comes with having virtual, hybrid, and in-person events.

Disclaimers and Other Important Information

Disclaimer

This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Papay Topco, Inc. (“Cvent”) and Dragoneer Growth Opportunities Corp. II (“Dragoneer”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No person has been authorized to make any statement concerning Dragoneer or Cvent other than as will be set forth in the offering materials related to the Potential Business Combination, and neither Dragoneer nor Cvent takes any responsibility for any such information. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Dragoneer, Cvent or any of their respective subsidiaries, stockholders, members, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Dragoneer nor Cvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Dragoneer, Cvent or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cvent, Dragoneer or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Cvent, Dragoneer and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary before making an investment or voting decision.

Statements other than historical facts, including but not limited to those concerning (i) the Potential Business Combination, (ii) market conditions or (iii) trends, consumer or customer preferences or other similar concepts with respect to Dragoneer, Cvent or the Potential Business Combination, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Dragoneer and the applicable Companies or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Dragoneer’s and Cvent’s operations were selected by Dragoneer and Cvent on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Dragoneer’s and Cvent’s businesses, are incomplete, and are not necessarily indicative of Dragoneer’s and Companies’ performance or overall operations. There can be no assurance that historical trends will continue.

Forward-Looking Statements

This Presentation contains certain forward-looking statements, including statements regarding the benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Cvent and the markets in which it operates, and Cvent’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Potential Business Combination, (ii) the outcome of any legal proceedings that may be instituted against Dragoneer, the combined company or others following the announcement of the Potential Business Combination and any definitive agreements with respect thereto, (iii) the inability to complete the Potential Business Combination due to the failure to obtain approval of the shareholders of Dragoneer, to obtain financing to complete the Potential Business Combination or to satisfy other conditions to closing, (iv) changes to the proposed structure of the Potential Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Potential Business Combination, (v) the ability to meet stock exchange listing standards following the consummation of the Potential Business Combination, (vi) the risk that the Potential Business Combination disrupts current plans and operations of Cvent as a result of the announcement and consummation of the Potential Business Combination, (vii) the ability to recognize the anticipated benefits of the Potential Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (viii) costs related to the Potential Business Combination, (ix) changes in applicable laws or regulations, (x) the possibility that Cvent may be adversely affected by other economic, business, and/or competitive factors, (xi) estimates of expenses and profitability, (xii) the impact on Cvent’s operations and financial condition from the effects of the current COVID-19 pandemic, (xiii) Cvent’s ability to attract and retain new customers, (xiv) Cvent’s ability to maintain and expand relationships with hotels and venues, (xv) the impact of a data breach or other security incident involving Cvent’s or its customers’ confidential or personal information stored in Cvent’s or its third-party service providers’ systems, (xvi) risks associated with indemnity provisions in some of Cvent’s agreements, (xvii) the competitiveness of the market in which Cvent operates, (xviii) the impact of a disruption of Cvent’s operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which Cvent relies, (xix) Cvent’s ability to renew agreements with and sell additional solutions to its customers, (xx) the impact of declines or disruptions in the demand for events and meetings, (xxi) Cvent’s history of losses and ability to achieve profitability in the future, and (xxii) and uncertainties set forth in the section entitled “Summary Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Dragoneer’s Annual Report on Form 10-K for the period ended December 31, 2020 and other risks included under the title “Summary Risk Factors” on page 36 hereof other risks. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the documents filed by Dragoneer from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section in the registration statement on Form S-4 and the proxy statement included therein (the “Registration Statement”) that Dragoneer filed relating to the Potential Business Combination and the “Risk Factors” section of other documents that Dragoneer files with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Dragoneer and Cvent assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Dragoneer nor Cvent gives any assurance that either Dragoneer or Cvent, respectively, will achieve its expectations.

Use of Projections

This Presentation contains projected financial information with respect to Cvent. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that results reflected in such forecasts will be achieved. The performance projections and estimates are subject to the ongoing COVID-19 pandemic, and have the potential to be revised to take into account further adverse effects of the COVID-19 pandemic on the future performance of Dragoneer and Cvent. Projected returns and estimates are based on an assumption that public health, economic, market, and other conditions will improve; however, there can be no assurance that such conditions will improve within the time period or to the extent estimated by Dragoneer and Cvent. The full impact of the COVID-19 pandemic on future performance is particularly uncertain and difficult to predict, therefore actual results may vary materially and adversely from the Projections included herein.

There are numerous factors related to the markets in general or the implementation of any operational strategy that cannot be fully accounted for with respect to the Projections herein. Any targets or estimates are therefore subject to a number of important risks, qualifications, limitations, and exceptions that could materially and adversely affect Dragoneer and Cvent’s performance. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of Dragoneer and Cvent and its affiliates.

Non-GAAP Financial Terms

Some of the projected financial information and data contained in this Presentation, such as Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Margin, and Adjusted Free Cash Flow Margin have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Cvent and Dragoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. Cvent’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Cvent and Dragoneer believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Cvent’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Cvent does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cvent’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Cvent and certain businesses acquired by Cvent that are presented in the Registration Statement filed with the SEC, and not rely on any single financial measure to evaluate Cvent’s business. A reconciliation of forecasted or projected non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Cvent is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures. A reconciliation of historical Non-GAAP financial measures to the most directly comparable GAAP financial measure can be found at the end of this Presentation.

Unless otherwise specified, all Cvent financial information herein is presented on a pro forma basis.

Trademarks

This Presentation contains trademarks, service marks, tradenames and copyrights of Cvent, Dragoneer and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Dragoneer or Cvent will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future.

No Offer or Solicitation

This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the SEC the Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this Presentation and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.